787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 14, 2021

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds V – BlackRock Sustainable High Yield Bond Fund

Post-Effective Amendment No. 40 under the Securities Act of 1933 and Amendment No. 41 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-224371 and 811-23339)

Dear Ms. O’Neal:

On behalf of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 22, 2021 regarding Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 41 under the Investment Company Act of 1940, as amended, which was filed with the Commission on May 7, 2021, with respect to the BlackRock Sustainable High Yield Bond Fund (the “Fund”), a new series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON     PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS     LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

July 14, 2021

Comment No. 1:	The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. We note that the former Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response No. 1:	The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Fund will continue to consider the ordering of its risk factors.

Comment No. 2:	Please add disclosure indicating whether the Fund’s investment objective of maximizing total return is measured before or after fees and expenses.

Response No. 2:	The Fund respectfully submits that the measurement of the Fund’s objective of maximizing total return before or after fees and expenses would be relevant if the Fund’s objective to maximize total return compared the Fund’s performance to an index or the investment results of certain markets, which it does not. Accordingly, the Fund respectfully declines to add the requested disclosure.

Comment No. 3:	With respect to the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable High Yield Bond Fund – Fees and Expenses of the Fund,” please provide the completed fee tables and expense examples one week prior to effectiveness of the Amendment.

Response No. 3:	The completed fee tables and expense examples were provided supplementally to the Staff via email on July 14, 2021.

Comment No. 4:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable High Yield Bond Fund – Fees and Expenses of the Fund,” please provide a more detailed description of the “certain other Fund expenses” that are excluded from the Fund’s contractual fee waivers and/or expense reimbursements discussed the applicable footnote to the fee tables.

Response No. 4:	The Fund respectfully declines to add the requested disclosure and notes that the disclosure provided in response to Item 10 of Form N-1A in the section of the Fund’s Prospectuses entitled “Management of the Fund – BlackRock” includes additional detail regarding the “certain other Fund expenses” and other types of expenses excluded from the Fund’s contractual fee waivers and/or expense reimbursements.

Comment No. 5:	Please add additional detail regarding the Fund’s ESG criteria in the first paragraph of the subsection in the Fund’s Prospectuses entitled “Fund

July 14, 2021

Overview – Key Facts About BlackRock Sustainable High Yield Bond Fund – Principal Investment Strategies of the Fund.” Such additional detail can be included in the disclosure provided in response to Item 9 of Form N-1A and does not need to be included in the disclosure provided in response to Item 2. In particular, with respect to the prongs of the ESG criteria disclosure listed below, please:

• Prong (i): Describe what “exposure” means and provide the revenue thresholds determined by BlackRock.

• Prong (ii): Provide a description of the UN Global Compact.

• Prong (iii): Provide more detail on the ratings, how they are calculated, and the threshold established by BlackRock.

• Prong (iv): Provide the minimum threshold for low carbon transition or carbon emissions intensity established by BlackRock.

Response No. 5:	Changes reflecting additional detail regarding the above-referenced disclosure, which were provided to the Staff supplementally via email on July 14, 2021, will be made in the Amendment.

Comment No. 6:	Given that the Fund includes the term “sustainable” in its name, please revise the Fund’s 80% policy to indicate that the Fund will invest at least 80% of its assets in securities of sustainable issuers in accordance with Rule 35d-1 under the 1940 Act (the “Names Rule”).

Response No. 6:	The Fund respectfully disagrees with the Staff’s position with respect to the applicability of the Names Rule to the use of the term “sustainable” in the Fund’s name. The Fund notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.[1] The Fund believes that the word “sustainable” in the Fund’s name does not suggest a

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

July 14, 2021

“particular type of investment” subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by BlackRock in selecting investments for the Fund.

Comment No. 7:

In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable High Yield Bond Fund – Principal Investment Strategies of the Fund,” please clarify the ratings required for convertible debt securities to be counted towards the Fund’s 80% policy.

Response No. 7:	Convertible debt securities will be counted towards the 80% policy in the same manner described for high yield bonds earlier in the aforementioned section of the Fund’s Prospectuses. The Fund submits that the disclosure currently states that “[c]onvertible debt securities will be counted toward the Fund’s 80% policy to the extent they have characteristics similar to the securities included within that policy” and the disclosure regarding the Fund’s 80% investment policy regarding investments in high yield bonds currently states that the “high yield securities (commonly called “junk bonds”) acquired by the Fund will generally be in the lower rating categories of the major rating agencies (BB or lower by S&P Global Ratings or Fitch Ratings, Inc. or Ba or lower by Moody’s Investor Services) or will be determined by the Fund management team to be of similar quality.” Notwithstanding the foregoing, the Fund will clarify the disclosure in the Amendment as follows: “Convertible debt securities will be counted toward the Fund’s 80% policy to the extent they have ratings or equivalent quality characteristics similar to the securities included within that policy as described above.”

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Jessica A. Herlihy, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP